UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cardinal Energy Group, Inc.

(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE

(Title of Class of Securities)

14150H101

(CUSIP Number)

Manoj Yajnik

298 Constitution Circle

North Brunswick, New Jersey 08902

(908) 705-0332

With a copy to:

Michael A. Smith, Esq.

Carlile Patchen & Murphy, LLP

366 East Broad Street

Columbus, Ohio 43215

(614) 628-0788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14150H101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Manoj Yajnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,105,000
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 3,105,000
	10.	SHARED DISPOSITIVE POWER N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,105,000 SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8198%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14150H101	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Shares”) of Cardinal Energy Group, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is located at 6037 Frantz Road, Suite 103, Dublin, Ohio 43017.

Item 2.  Identity and Background.

(a) through (f).  This Statement is being filed by Manoj Yajnik (the “Reporting Person”).  The residential address of the Reporting Person is 298 Constitution Circle, North Brunswick, New Jersey 08902.  The Reporting Person’s principal occupation is Clerk with the United States Postal Service.  The Reporting Person performs his occupation at 680 U.S. Highway 130 Southbound, Trenton, New Jersey 08650-9998.  During the previous five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person is a United States citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares described in Item 5(a) below were acquired by personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 3,105,000 shares, or 8.8198%, of the Issuer’s issued and outstanding common stock as of February 25, 2015.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)

changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person is currently the beneficial owner of 3,105,000 shares of Common Stock of the Issuer, representing approximately 8.8198% of the Issuer’s common stock (based upon 35,205,046 outstanding shares of common stock as of November 10, 2014, as evidenced by Issuer’s Form 10-Q filed November 14, 2014).

(b)

The Reporting Person has sole voting and dispositive power over the Shares identified in Item 5(a) above.

(c)

There have been no transactions in the class of the Shares described in Item 5(a) above that were effected during the past sixty (60) days by the Reporting Person.  The Reporting Person has not previously filed a Schedule 13D.

(d)

No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by the Reporting Person.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, if at all, the Reporting Person has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Shares described in Item 5(a) above are not subject to any contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 14150H101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Manoj Yajnik Manoj Yajnik

Dated: March 2nd 2015